January 27, 2006

Humphrey Polanen, Chief Executive Officer
Sand Hill IT Security Acquisition Corp.
3000 Sand Hill Road
Building 1, Suite 240
Menlo Park, CA 94025

> **Re:** **Sand Hill IT Security Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed December 16, 2005**
> **File No. 333-130412**

Dear Mr. Polanen,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise to include a question and answer to address whether or not St. Bernard Software, Inc. (St. Bernard) shareholders are voting on this merger.

Registration Fee Table

2.   The amount of 9.95 million shares of common stock being registered times the proposed maximum offering price would appear to equal $51,740,000 as the proposed maximum aggregate offering price. Please revise the fee table

accordingly. Also, please reconcile the maximum number of shares being registered with the disclosure on the prospectus cover page that the individuals will receive their pro rata share of 10,880,000 shares of common stock.

Prospectus Cover Page

3.   After the complete mailing address, please include the telephone number of your principal executive offices.

4.   We note that Sand Hill IT Security Acquisition Corp. (Sand Hill) shareholders will also be voting to "remove certain provision related to a business combination that were put in place as a result" of you being a shell company. On page 76, you only discuss the benefit of changing the name of the company. Please revise your disclosure to discuss the "certain provisions" to be removed and explain the reasons for such removal.

5.   Clearly state the number of shares of common stock being registered in this offering. Also, if the registration statement will cover options and warrants, please clearly disclose the number of options and warrants being registered and include in the fee table.

6.   Please explain the statement that you will not issue excess common stock or replacement options or warrants "other than with respect to purchase price adjustments." This does not appear to fall within Rule 416 of Regulation C.

7.   We note the statement that the Sand Hill board has determined the various agreements and transaction are fair and in the best interests of Sand Hill and its stockholders. Please disclose immediately after this statement whether you have obtained a fairness opinion.

8.   Please provide the phone number that may be used by security holders to request the information not included or delivered with the document. See Item 2 of Form S-4. Furthermore, the complete information required by Item 2 of Form S-4 should be highlighted by print type or otherwise.

Question and Answers, page 1

9.   We note the references to IDC as stating St. Bernard had the number one market position in web-filtering appliances. Please clarify the business of IDC, the context in which such statement was made, and whether there is any relationship between IDC and Sand Hill or St. Bernard.

10.   In the first question and answer on page two, we note you assert that St. Bernard has had solid growth. You attempt to substantiate such growth by citing the 41 percent revenue growth that was experienced during the last third

quarter as compared to the previous third quarter. Considering you have not provided the revenue figures for the respective third periods, the revenue growth noted in this answer should be revised to one that can be substantiated by the disclosure provided in your prospectus.

11.   Please revise to reconcile the 19.5 percent figure on page 3 which represents the current ownership of initial stockholders with the 19.6 percent figure disclosed in the cover page disclosure.

12.   On page seven, please revise the answer to the second question to reflect if you have already acquired an executed letter of intent which would extend your deadline for effecting the business combination.

Summary, page 9

13.   On page nine, we note that you refer to St. Bernard as a "leading independent supplier of IT security software." Please revise to substantiate or provide a cross reference to the disclosure in this document that substantiates your claim that St. Bernard is a "leading" supplier of IT security software.

14.   Please revise to explain your use of the term "appliance" here.

15.   We note the statement that if a business is not consummated within the stated time period then the officers and directors of Sand Hill will take "all actions necessary to dissolve and liquidate Sand Hill within 60 days." The Form S-1 indicates that if a business is not consummated, then you will "promptly" distribute the amount in the trust fund. Please revise the disclosure accordingly.

16.   On page 10, we note your reference to being awarded the Deloitte "Technology Fastest 50" award. Please revise to clarify that it is the fastest 50 award "of San Diego." Also, please disclose the year St. Bernard received this award.

17.   Please revise to explain how St. Bernard's sales cycles are shorter than an "enterprise" level sale so that ordinary investors can understand your disclosure. In that regard, please explain your use of the term "'enterprise' level" and discuss what level St. Bernard's sales are on.

18.   Please revise to define your use of the acronym "URL" the first time you use it. Also, revise to explain the URL database service in relation to your product offerings. For instance, if it related to your filtering products, please state so.

19.   It appears that the stock option plans are attached as Annexes C, D, and E rather than Annexes B, C and D. Please revise the disclosure on page 13.

20.   We do not understand the reference to the "414,861 shares of common stock issued as part of units" in your initial public offering. Are the referenced shares any different than the other shares included in the units offered? Please advise.

21.   On page 15, we note that "if the merger is not completed, then these shares will not be converted into cash at this time." If the merger is not approved, it appears that you would have to liquidate unless you already have a merger candidate targeted. Please revise to reflect the economic impact of the merger not being approved.

22.   Please confirm that the information provided over the internet or by telephone will be consistent with the written proxy statement and proxy card. Also confirm that the information will comply with Rule 14a-4.

23.   Please revise to briefly disclose here and in the risk factors section that non-votes, broker non-votes, and abstentions will prevent your shareholders from exercising their conversion rights, if true.

24.   We note the numerous blanks throughout the registration statement. Please provide the disclosure and update as necessary. For instance, we note the disclosure on page 16 that shares acquired by officers, directors and affiliates of Sand Hill in or after the initial public offering represent __%.

25.   On pages 16 and 17, please revise to briefly discuss the warrants that are owned by Humphrey Polanen pursuant to his agreement with I-Bankers Securities and Newbridge Securities to purchase warrants during the first 40 days of separate trading.

26.   On page 17, we note that Mr. Polanen is personally liable for debts in excess of the non-trust proceeds. Please revise to quantify the approximate amount he would owe in such event so that investors can fully understand his interest.

27.   To the extent that any compensation arrangements have been determined or entered into with your current officers, directors, or initial shareholders, please revise to disclose such arrangements.

28.   We note that a condition of the merger is that at the time of the consummation Sand Hill must have at least $21,350,000 plus accrued interest in the trust account. Please state the current balance of the trust account (without including interest) and discuss the impact this provision will have upon the ability to complete the merger if any shareholders, up to 19.9% of the public shareholders, decide to convert. We may have further comment.

29.   At the bottom of page 20, we note that a special meeting of the St. Bernard stockholders is required to be held within 25 days of the effectiveness of this

registration statement. It would appear from that disclosure that a vote by the St. Bernard is still required to approve this merger. However, the disclosure in this document does not appear to address or be intended for the St. Bernard shareholders even though it is filed with the Commission to register the issuance of shares to St. Bernard's equity holders. Please revise accordingly or advise. If this document is revised and provided to St. Bernard equity holders, please revise discuss the investment decision they will have to make and revise to discuss, in the appropriate section, any dissenters and appraisal rights they may have. We may have further comment.

30.   Please clarify the "certain conditions" where St. Bernard has agreed to pay Sand Hill a termination fee of $1,750,000.

Selected historical and pro forma consolidated financial information

Sand Hill selected historical financial data, page 24

31.   Please revise to include consolidated statement of operations data from the period from April 15, 2005 (inception) to September 30, 2005.

St. Bernard selected historical financial data, pages 24 and 25

32.   Please revise to include the selected financial data for each of the last five fiscal years as required by Item 301 of Regulation S-K.

Selected Unaudited Pro forma Combined Financial Information, page 26

33.   Please revise to explain your use of the phrase "assumes 100% conversion" in your table on page 26. Also, revise to clarify the assumption used in outlining the figures in the second table on page 26.

Comparative per share information, page 28

34.   Pursuant to Item 301 of Regulation S-K, please revise to present historical and pro forma per share data of Sand Hill and historical and equivalent pro forma per share data of St. Bernard for the following Items:
   · book value per share as of the date for which financial data is presented; and
   · cash dividends declared per share for the periods for which financial data is presented.

35.   The pro forma net loss per share information for the periods presented here are not consistent with such disclosures on pages 108 through 113 (unaudited pro forma condensed consolidated financial statements). Please revise or advise.

Risk Factors, page 31

36.   Please revise the risk factor subheadings for risk factors 2, 4, 15 and 22 to
        clearly state the risk to the company and/or investors. Currently these
        subheadings merely state a fact.

37.   We note in risk factor two that St. Bernard has had a history of operating
        losses and has only recently "achieved profitability." Please revise to
        reconcile that with the financial statements disclosure which indicates that St.
        Bernard has only suffered losses in every period.

38.   Risk factor three appears to address two risks: first the risk that St. Bernard is
        not able to properly manage its direct sales efforts, and second, the risk
        associated with their reliance on third parties in the distribution of their
        products. If each risk is material, please revise to discuss each in a separate
        risk factor.

39.   Risk factors three, four and five appear to address the risk of relying on third
        parties in St. Bernard's distribution process. Please revise to remove
        repetitious risk factors.

40.   Risk factors six and seven appear to already be addressed in risk factor one.
        All three noted risk factors discuss St. Bernard's reliance on a limited product
        line and the risk associated with having concentrated product offerings.
        Please revise to remove repetitious risk factors.

41.   Risk factor eight appears to be a risk that affects companies both in and
        outside of your industry. Most companies' values are affected by negative
        revenue results. Please revise to discuss how the risk is specific to you or
        remove the risk factor.

42.   In risk factor 12, please revise to define your use of the term "open source
        community" so that investors can adequately understand the risk you are
        disclosing.

43.   Please revise to explain your use of the term "commoditization" in risk factor
        13. Additionally, risk factors are intended to highlight and briefly discuss
        material risks. You have provided too much detail in risk factor 13. Please
        revise the risk factor to be concise and briefly discuss the material risk. The
        extended discussion of the risk should be discussed later in the document.

44.   It appears that risk factors 11 and 15 address a similar risk - the risk associated
        with enhancing and developing new products. Please revise to combine the
        risk factors or advise.

45.   The risks that a company may lose its key personnel or is unable to hire new employees are risks that exist for companies in and outside of your industry. Please revise risk factors 18 and 19 to discuss how the risks are specific to you or remove the risk factor.

46.   Risk factor 25, changes in financial accounting standards, appears to be a generic risk that would apply to all public reporting companies. Please revise to discuss how this risk is specific to your company or remove.

47.   In discussing the interests of management in risk factor 31 and later in the document, please revise to quantify the number of warrants owned and the consideration to be received by them.

48.   In risk factor 32, please revise to quantify the "significant portion" that will allow management of the combined company to exert control over matters requiring stockholder approval.

The Merger Proposal, page 50

49.   In discussing the background of the merger, please revise to discuss your activities after you contacted St. Bernard and had to wait for them to respond in February 2005. Clarify when you commissioned Trusted Strategies to conduct an industry survey. Disclose the terms of this arrangement, including any fee paid. Clarify when the survey was conducted and when the information was provided to Sand Hill. If material, the agreement with Trusted Strategies should be filed as an exhibit. Also, please revise to quantify the number of companies you considered and were introduced to by Trusted Strategies.

50.   Please revise to discuss if you have already compensated Trusted Strategies and Software Equity Group for their role in your business plan and quantify the amount you owe or have paid.

51.   On page 54, we note that the transaction is "efficiently structured, attractively valued as compared against weighted industry averages." Besides discussing how management arrived at its conclusion, please revise to discuss how this transaction is "efficiently structured" and "attractively valued." We may have further comment.

52.   We note the statement that "St. Barnard has reached operating profit breakeven and … is operating at a position cash flow." Please provide the basis for these statements, as the most recent financial statements for the interim period of the nine months ended September 30, 2005 indicate a net loss and negative cash flows from operations.

53.   On page 55, we note that you determined that a fairness opinion was not needed. Please revise to explain how you determined that St. Bernard's fair market value is at least 80 percent of the proceeds you have in trusts. Disclose the valuation placed upon St. Bernard and disclose how you arrived at the valuation. Also, revise to explain how this merger is fair to your shareholders taking into account that they are effectively contributing approximately $21 million and will only own 34.4 percent of the resulting company.

Material United States Federal Income Tax Consequences of the Merger, page 55

54.   Please file an opinion of counsel as to this and all other <u>material tax aspects</u> of the offering. See Item 601(b)(8) of Regulation S-K.

The Merger Agreement, page 59

55.   On page 65, we note that while the merger has been approved by St. Bernard's board, they are still able to entertain other proposals and if such proposals are deemed "superior" that they will be able to withdraw their approval. Please revise to clarify if any penalty may be assessed as a result of St. Bernard deciding on an alternative superior proposal.

The Amendment Proposal, page 76

56.   Please discuss the provisions of the certificate of incorporation that will be voted upon for removal. Annex B appears to be the certificate of incorporation if this proposal is approved.

Information About St. Bernard, page 84

57.   Please discuss the development of St. Bernard, as required by Item 101(a) of Regulation S-K.

58.   In deciding to vote on this transaction, your shareholders are making an investment decision that relates to how the funds raised in your initial public offering will be used. Because this is their first opportunity to actually evaluate the use of the funds they have contributed, please revise to discuss in detail the intended use of the proceeds held in trust. Provide the disclosure in such detail as that required by Item 504 of Regulation S-K.

59.   In disclosing each of St. Bernard's products, please revise to disclose how long each has been in the market.

60.   Please explain the reference to "EAL4+ certified" on page 85.

61.   Provide the basis for the statement on page 86 that "since 1995, OFM has been the leading open file management solution" or remove.

62.   In order to aid investors' understanding of the risk factor that discusses the risk associated with your distribution channels, please revise to quantify, if possible, the percentage of your sales through your direct efforts and those of third parties.

63.   Please explain the statement that "St. Bernard believes that its VAR partner program provides one of the best programs for VARs that the industry has to offer.

64.   We note in the last sentence on page 87 that your deferred revenue includes subscriptions and maintenance orders that have not been paid by St. Bernard's customers, are included in accounts receivable, and that do not otherwise satisfy its revenue recognition criteria. Tell us how your accounting treatment is consistent with GAAP and cite the specific authoritative literature you used to support your conclusion.

65.   On page 89, we note that St. Bernard believes that it has a "unique position" which allows it to have an advantage. Please revise to further discuss St. Bernard's unique position and explain how it creates an advantage for them.

66.   We note the disclosure in note 10 to the financial statements relating to a major supplier. Disclose the reliance upon the material supplier and name the supplier.

67.   In discussing St. Bernard's patents on page 90, please revise to disclose the patent number or patent application numbers. Disclose when the one patent you currently hold was issued. Also, discuss how the patent/application relates to your products.

Management's Discussion and Analysis of Financial Condition and Results of Operations of St. Bernard, page 92

68.   In an effort to enhance your disclosure surrounding the year over year (and interim) comparisons of revenue and cost of revenue, consider providing other information that would supplement an investor's understanding of your business. For example, your discussion of the increases in subscription revenues should be further supplemented with a discussion of key performance indicators that management utilizes to assess operations, such as renewal rates or revenue growth from new business. Please revise as necessary.

69.   On page 92, we note that St. Bernard's customers include "many leading global corporations." Please revise to clarify if they acquired this business before they decided to focus on Small to Medium Enterprises.

70.   When discussing your financial results on page 93, disclose the total net loss, in addition to net loss per share. Discuss any known trends, events and uncertainties that may affect your business. For example, discuss the net losses to date.

71.   Please advise why the disclosure regarding the software license agreement discussed on page F-33 is not included in your discussions of contractual commitments on page 101. If material, the agreement should be filed as an exhibit.

Comparison of nine months ended September 30, 2005 and 2004, page 97

72.   We note that cost of revenue as a percentage of net revenue increased for the periods presented. Please discuss the reasons for the increase, explain whether this is a trend that will have an impact on St. Bernard's future liquidity and profitability. Refer to Item 303 of Regulation S-K.

73.   We note that even though St. Bernard experienced a decrease in selling and marketing expenses in the periods presented, management expects that such expenses will increase as a percentage of net revenue for the remainder of 2005. Please revise to discuss the reasons for the expected increase.

Credit Facility, page 101

74.   Disclose the material terms of the credit facility agreement and file as an exhibit.

Information About Sand Hill

75.   Please revise your disclosure on pages 105 and 106 to further discuss your expenses since closing your initial public offering. Revise the discussion to highlight how you have expended the funds as compared to the disclosure in your Item 504 of Regulation S-K of the prospectus dated July 27, 2004. Also, clarify if there are any expenses that are payable as of the date of this filing.

76.   To the extent that "trust fund assets will be used to fund the excess cost of the merger" please revise to quantify such amount or provide an estimate of the amount to be paid by the trust proceeds are not currently quantifiable.

Directors and Management of the Combined Company, page 116

77.   Please disclose Mr. Polanen's business experience from December 2003 to the present.

78.   Disclose the period during which Mr. Broomfield was CEO of Xtegra and the period during which he was CEO of Visualy. Disclose Mr. Broomfield's business experience from August 2005 to the present.

79.   If you elect to include disclosure or references to time periods outside of the required five years, such disclosure should be complete as required by Item 401 of Regulation S-K. Please revise accordingly.

Director and Officer Compensation, page 118

80.   We note that Mr. Pritchett is no longer an executive officer of St. Bernard. Item 18(a)(7)(ii) of Form S-4 requires the executive compensation for those individuals that will serve as a director or executive officer of the surviving company. Therefore, please remove Mr. Pritchett, unless he would fall within the definition of covered person by Item 402(a)(3)(iii) of Regulation S-K. Also, please provide the disclosure required by Item 402(a)(3)(ii) of Regulation S-K for the fourth executive officer.

81.   Provide the disclosure required by Item 402(g) of Regulation S-K relating to compensation of directors.

82.   Provide the disclosure required by Item 402(h) of Regulation S-K relating to employment agreements.

83.   We refer to the disclosure in the first paragraph on page 121. It is not clear how you granted options to two advisors and one consultant for assisting in the due diligence investigation of St. Bernard in March of 2004. Please revise or advise. Also, please clarify if the shares underlying the options will be restricted once issued and identify the advisors and consultant that received the options.

Certain Relationships and Related Transactions, page 121

84.   On page 122, we note that St. Bernard owes $178,000 to Mr. Jones. Please revise to discuss the material terms of the debt owed to Mr. Jones.

85.   We note that Ai-Investments N.V. paid $5.00 per unit which includes three shares and a warrant that is exercisable into five shares. It is not clear how the one warrant which has five shares, at an exercise price of $1.25 per share, underlying will be converted into Sand Hill warrants. Please revise to clarify. Based on the disclosed exchange rations, it appears that Ai-Investments will have effectively paid $5.00 to receive 1.26 shares of Sand Hill and a number of warrants. In discussing the rationale for determining the merger consideration, please revise compare the consideration paid by Ai-Investments and those paid by Sand Hill investors in the initial public offering.

86.   It is not clear why the disclosure in note 4 on page F-33 is not included in this section. Please advise.

Beneficial Ownership of Securities, page 123

87.   We note that a number of the individuals disclosed in this section own warrants. In deciding not to include the shares underlying such warrants in the beneficial ownership disclosure, please revise to clarify if such warrants are exercisable within 60 days of the date of this registration statement.

88.   Please provide the percent of class after the merger in the table on page 123.

89.   Disclose the control person(s) for each entity listed in the table.

Price Range of Securities and Dividends, page 125

90.   Provide the disclosure required by Item 201 of Regulation S-K for St. Bernard. We direct your attention to Item 17(b)(2) of Form S-4.

Change in accountants, page 134

91.   We note your change in accountants to Anton Collins Mitchell LLP to audit 2003 and 2004 and reappointment of MHM to audit 2005. Please revise to include the disclosures required by Item 304 of Regulation S-K regarding the independent accountants you engaged or changed during the two most recent fiscal periods.

92.   Please file a letter from your former accountants (Anton Collins and MHM) stating whether the accountants agree with your Item 304 disclosures, or the extent to which the accountants do not agree. Refer to Item 304(a)(3) of Regulation S-K.

93.   Please provide a detailed discussion regarding the reasons why MHM was terminated. Describe how the factors leading to MHM's termination were mitigated before the reappointment of MHM to audit 2005. Your discussion should include how MHM met the Commission's rule on independence and requirements of Rule 2-01 of Regulation S-X.

Financial Statements

St. Bernard Software, Inc and subsidiary

Statement of Operations, F-5

94.   We note that you recognize revenue from product sales (i.e. computer hardware and software), services (i.e. subscriptions, maintenance, technical

support, and other related services), and licenses and royalties. Your current presentation does not appear to comply with Rule 5-03 (b) of Regulation S-X. Please revise to state separately your revenue and cost of revenue for each significant revenue stream (i.e. product sales, services, and licenses and royalties) on the face of the statements of operations. Please ensure your policies for revenue and cost recognition (F-11 through F-13) appropriately identify the nature and components of cost of sales relating to each category of revenue. Revise your discussions in MD&A accordingly.

95.   It appears from your discussions in MD&A that your technical operations expenses include database maintenance and technical support expenses. Based on your revenue generating activities which include maintenance and technical support, it would appear that these costs should be included in cost of sales. Please revise or provide a detailed discussion to justify how your accounting treatment of these costs as expenses versus cost of sales is appropriate. Refer to rule 5-03 (2) of Regulation S-X.

Note 1 - Revenue and cost Recognition, F-11

96.   We note your deferred revenue disclosed is classified as current and long term. Disclose the amounts and the periods over which the amounts reported in deferred revenue will be earned and recognized in revenue.

Note 3 - Line of credit, F-15

97.   We note your disclosure that you are required to deliver all accounts receivable proceeds to the finance company. Please provide a detailed discussion regarding the arrangements with the finance company, clarify how this arrangement is similar to or different from factoring arrangements and justify the basis for your accounting treatment (cite the specific authoritative literature you used to support your conclusion). In your response, address the applicability of SFAS 140, specifically paragraphs (9) and (113). Please advise and revise you disclosure as necessary.

Note 5 – Income Taxes, F-16

98.   We note that you have a net deferred tax asset of $1,059,000 as of December 31, 2004 and 2003. Please provide a detailed analysis supporting your basis for not providing a full valuation allowance (i.e. justify how you determined the deferred tax assets are recoverable). Refer to SFAS 109. Please advise or revise.

Note 10 – Concentrations

Sales and revenue, F-23

99.   We noted your disclosure that you operate within one business segment, Secure Content Management; however, it is not clear how you arrived at this conclusion. Please refer to the guidance of SFAS 131 and clarify your disclosure. Also, tell us who your chief operating decision maker (CODM) is and provide us with a detailed analysis supporting your accounting conclusion. To assist us in understanding your response, provide us with a copy of the monthly reporting package that the CODM utilizes in making decisions on how to allocate resources and assess performance.

Sand Hill IT Security Acquisition Corporation

Report of independent registered accounting firm, F-35

100.   We note your disclosures regarding restatements included in note 9 and Form 8-K filed on December 16, 2005. However, it appears that the date of the audit report for the year ended December 31, 2004 has not been updated or dual dated referencing to the restatements that occurred subsequent to audit report dated March 15, 2005. Please advise your accountant to revise the audit report accordingly in accordance with AU 530 and 561.

Statement of operations, F-37

101.   Disclose the significant components of formation and operating costs on the face of the statement of operations or in a note thereto.

Statement of stockholders' equity, F-39

102.   It appears that the restatement discussed in note 10 has not been reflected in this statement. Please revise accordingly.

Note 9- Stock option plan, F-45

103.   Please revise to disclose the fair value of unit purchase option granted to the underwriters and options granted to advisory board. Include a brief discussion of how the assumptions utilized within the model were determined.

Interim financial statements for the nine months ended September 30, 2005 and 2004

General

104.   Please revise the interim financial statements to conform to any changes made in the annual financial statements as a result of our comments above.

105.   Please note the updating requirements for the financial statements as set forth in Rule 3-12(g) of Regulation S-X, and provide current consents of the independent accountants in any amendment.

Other Exchange Act Filings

106.   Please revise your Forms 10-KSB for the year ended December 31, 2004 (filed December 16, 2005), 10-QSB for the quarterly period ended March 31, 2005, June 30, 2005 and September 30, 2005 (filed December 16, 2005) and any other applicable filings to comply with the comments above.

Exhibits

107.   Please provide us supplementally with the Company Disclosure Letter referenced in the Agreement and Plan of Merger.

108.   Please file a validly executed first amendment to agreement and plan of merger.

109.   Revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

110.   Please file exhibit 21.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

Cc: Gregory Schmitt
       Fax # 214-855-4300